UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 1, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☐            Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].
Yes ☐            No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated February 1, 2006.

•	Press Release dated February 8, 2006.

•	Press Release dated February 9, 2006.

•	Press Release dated February 9, 2006.

•	Press Release dated February 9, 2006.

•	Press Release dated February 21, 2006.

•	Press Release dated February 28, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 1, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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NEWS RELEASE
Enbridge completes acquisition of 65% interest in Olympic Pipe Line
CALGARY, Alberta, February 1, 2006 — Enbridge Inc. today announced that it has completed the acquisition of a 65% common share interest in the Olympic Pipe Line Company (Olympic) from Arco MidCon LLC, a wholly owned subsidiary of BP, for US$99.8 million, which includes Enbridge’s share of existing shareholder debt, effective February 1, 2006.
Olympic owns the largest refined products pipeline in the State of Washington, transporting approximately 290,000 barrels per day (bpd) of gasoline, diesel and jet fuel. The pipeline system extends 480 kilometres (300 miles) from Blaine, Washington to Portland, Oregon, connecting four Puget Sound refineries to terminals in Washington and Portland. Olympic delivers refined product to terminals in Washington (Seattle, Renton, Tacoma, Olympia, Vancouver) and Portland. Olympic is the sole supplier of jet fuel to the Seattle-Tacoma International Airport and is a major supplier to the Portland International Airport. The system consists of 640 kilometres (400 miles) of 6-to-20-inch diameter pipe, a 500,000-barrel products terminal, 9 pumping stations and 21 delivery points or facilities. Arco MidCon LLC will continue to own the remaining 35% interest and BP Pipelines (North America) Inc. will remain in its role as operator of the pipeline system.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Media:	Investment Community:

Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
Email: jim.rennie@enbridge.com	Email: bob.rahn@enbridge.com
Media:
Denise Hamsher
(713) 821-2089
Email: usmedia@enbridge.com

NEWS RELEASE
Enbridge announces non-binding Open Season for proposed Texas-to-Mississippi natural gas transmission pipeline
HOUSTON, Texas and CALGARY, Alberta, February 8, 2006 — Enbridge Inc. (TSX, NYSE: ENB) (“Enbridge”) today announced it will conduct a non-binding Open Season for a proposed 330-mile long, 36-inch diameter natural gas transmission pipeline that would be designed to transport up to 1 Bcf/d of natural gas from Southeast Texas to Clarke County, Mississippi.
The purpose of this Open Season is to solicit “Expressions of Interest” from potential shippers for this proposed pipeline system as well as to determine the optimal route and size of such proposed pipeline system and to identify receipt and delivery points/pipeline interconnections that shippers would want to use. Such Expressions of Interest should be provided to Enbridge on the form found online at www.enbridgegasproject.com on or before March 10, 2006.
The proposed route for this Texas-to-Mississippi pipeline is along a corridor that would offer market diversity for South Texas and Gulf of Mexico natural gas production, as well as delivery points for various proposed liquefied natural gas regasification facilities to be located in Southwest Louisiana and Southeast Texas. A map of the proposed route is available online at www.enbridgegasproject.com.
This proposed pipeline system would provide access to interstate and intrastate natural gas transmission pipeline systems located throughout the State of Louisiana and into the State of Mississippi, including to the following: Columbia Gulf Transmission Company, Gulf South Pipeline Company, Florida Gas Transmission Company, Transcontinental Gas Pipeline Company, and Destin Pipeline Company L.L.C. The exact location and size of potential receipt and delivery points/pipeline interconnections will be determined by customer interest and market demand. Enbridge invites potential shippers to indicate their interest in pipeline interconnections in addition to the ones referenced above. The anticipated in-service date of the proposed pipeline system is first quarter 2009.
Once Expressions of Interest are received, Enbridge will use that information to confirm the level of demand for this proposed pipeline system. Enbridge reserves the right to further define and/or modify the scope and route of the proposed project.
Commercial inquiries or requests for additional information should be directed to:

Paul Kelly	David Halphen
Commercial Development	Commercial Development
(713) 821-2283	(832) 214-5726
E-mail: paul.kelly@enbridge.com	E-mail: david.halphen@enbridge.com

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge

1

owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge employs approximately 4,500 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge contacts:

Media	Investment Community
Enbridge Interstate Gas Transportation	Enbridge Inc.
Larry Springer	Bob Rahn
(713) 821-2253	(403) 231-7398
E-mail: larry.springer@enbridge.com	E-mail: bob.rahn@enbridge.com
Enbridge Inc.
Jim Rennie
(403) 231-3931
E-mail: jim.rennie@enbridge.com

2

NEWS RELEASE
Enbridge increases size of Southern Access crude oil pipeline and lays foundation for further expansion
CALGARY, Alberta and HOUSTON, Texas, February 9, 2006 — Enbridge Inc. (TSX/NYSE:ENB) and Enbridge Energy Partners, L.P. (NYSE:EEP) (the “Partnership”) today announced a plan to increase the diameter of the Southern Access Expansion between Superior, Wisconsin and Chicago, Illinois from 30-inch pipe to 36-inch pipe. This section of the Southern Access Expansion Program is being undertaken by the Partnership, which approved the larger diameter in response to a request from the Canadian Association of Petroleum Producers (CAPP).
The increased pipe diameter reflects continued discussions with CAPP to tailor the Southern Access Expansion to provide maximum value to crude oil shippers. The basic scope of the Expansion, which was endorsed by CAPP in December 2005, is to provide 400,000 barrels per day (bpd) of additional heavy crude capacity from Hardisty, Alberta to Flanagan, Illinois, near Chicago, by early 2009. Based on support from CAPP, regulatory approval of the agreed cost-of-service tolling methodology is expected in the first quarter of 2006 from the Federal Energy Regulatory Commission, and fieldwork is well under way.
The increased pipe diameter does not provide a direct increase in the 400,000 bpd capacity of the Southern Access Expansion program, although it will provide a significant reduction in power costs. However, the larger pipe size will permit a further 400,000 bpd of capacity between Superior and Chicago at minimal additional cost, when required by shippers in conjunction with a corresponding expansion of capacity between Western Canada and Superior.
Commenting on CAPP’s decision, Patrick D. Daniel, President & Chief Executive Officer of Enbridge Inc., said, “Southern Access is under construction as the next major tranche of export capacity out of Western Canada. It is a very important project in its own right, but it is a component of an even more important broader plan we have been developing for several years, with shipper input, to ensure adequate access to the most attractive markets for Canadian crude oil. The plan includes numerous initiatives downstream of Chicago, including the Spearhead Pipeline and the Southern Access Extension, to extend economic pipeline paths to new markets. We have worked, and continue to work, closely with CAPP to ensure these initiatives will create value for our shippers.
“The plan also includes an initiative to provide further low-cost capacity to the U.S. Midwest, over and above Southern Access, when required by shippers. This initiative includes the Alberta Clipper Pipeline, which we recently made public. CAPP’s decision to increase the Superior to Chicago section of Southern Access to 36-inch pipe is a very forward looking step which lays the foundation for the post-Southern Access Expansion initiative. When shippers need that extra 400,000 bpd of capacity, the Enbridge system is best positioned to provide it at lowest cost and with greatest delivery and storage flexibility.”
Refinements to the scope of the Expansion which have been agreed to with CAPP include a phased design which brings 44,000 bpd of capacity into service in 2007, plus a further 146,000 bpd by early 2008, before reaching full capacity in 2009. The phased design adds approximately US$60 million (2005 dollars) to the project’s expected cost. The increased pipe diameter adds US$165 million (2005 dollars), for a total project cost for both the Canadian and U.S. expansion programs of US$1,175 million (2005 dollars).
Additional information on the Southern Access Program is posted at www.enbridgepartners.com.
ABOUT ENBRIDGE ENERGY PARTNERS
Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the U.S. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers in the U.S. Midwest account for approximately 10 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver more than 2 billion cubic feet of natural gas daily. Enbridge Energy Management, L.L.C. (NYSE:EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its principal asset is an approximate 18 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. is the general partner and holds an approximate 11 percent interest in the Partnership.
ABOUT ENBRIDGE INC.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
LEGAL NOTICE
When used in this news release, words such as “anticipates”, “expects”, “plans”, “will” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to factors such as: (1) changes in the demand for, or the supply of, and price trends related to crude oil and natural gas liquids; including the rate of development of the Alberta Oil Sands; (2) changes in or challenges to Enbridge Partners’ tariff rates; (3) the effects of competition, including by other pipeline systems; (4) regulatory approvals; and (5) performance of other parties. Reference should also be made to Enbridge Partners’ filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the most recently completed fiscal year, for additional factors that may affect results. These filings are available to the public over the Internet at the SEC’s web site (www.sec.gov) and via Enbridge Partners’ web site.
CONTACTS:
Enbridge Energy Partners

Investor Relations:	Media:
Tracy Barker	Denise Hamsher
Toll-free: (866) EEP INFO	Telephone: (713) 821-2089
or (866) 337-4636	E-mail: usmedia@enbridge.com
E-mail: eep@enbridge.com

Enbridge Inc.

Investor Relations:	Media:
Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
Email: bob.rahn@enbridge.com	Email: jim.rennie@enbridge.com

NEWS RELEASE
Enbridge presents at the Scotia Capital Global Energy Summit and the CIBC World Markets 2006 Whistler Institutional Investor Conference
CALGARY, Alberta, February 9, 2006 — J. Richard Bird, Group Vice President, Liquids Pipelines will be presenting at the Scotia Capital Global Energy Summit on Tuesday, February 14, 2006 at 3:25 p.m. Eastern Time. Patrick D. Daniel, Enbridge Inc. President & Chief Executive Officer, will be presenting at the CIBC World Markets 2006 Whistler Institutional Investor Conference on Friday, February 17, 2006 at 11:35 a.m. Eastern Time.
To view the live webcast of these presentations, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge Gas Distribution Receives Final 2006 Rate Decision From the Ontario Energy Board
TORONTO, February 9, 2006 —Today, the Ontario Energy Board (OEB) released its final Decision regarding Enbridge Gas Distribution’s (EGD) Fiscal 2006 Rate Case. EGD filed its 2006 application on March 18, 2005. Today’s Decision focused on approval of the issues not addressed through the Alternate Dispute Resolution (“ADR”) phase of the 2006 proceeding.
EGD had applied for an increase in rates to ensure continued investment in the gas distribution infrastructure which will ensure continued reliability and integrity of the gas distribution infrastructure; support growth within its franchise area; manage the increased costs related to running the day-to-day business; enhance Demand Side Management programs to help reduce energy use; and address increased compliance and regulatory costs.
EGD is pleased with some aspects of the Decision particularly the OEB’s recognition of the higher operating costs required to provide safe and reliable service to its customers. However EGD will be challenged to fully address mounting demands on its gas distribution infrastructure and new customer needs given the OEB’s decision to limit capital expenditures in 2006.
The 2006 rates, effective January 1, 2006, will be implemented on April 1, 2006. EGD will continue to have one of the lowest operating and maintenance costs per customer among North American natural gas utilities, a measure of high productivity.
Further information about the Decision is available at: www.oeb.gov.on.ca or through the OEB Customer Service Centre at 416-314-2455 or toll-free at 1-877-632-2727.
Enbridge Gas Distribution has a more than 155-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. As a distributor of energy, Enbridge owns and operates distribution services in Ontario, which distributes natural gas to more than 1.8 million customers Ontario, New York State, New Brunswick and southwestern Quebec.

Contacts:

Media:	Investor Community:
Debbie Boukydis	Bob Rahn
Tel: (416) 495-5682	Tel: (403) 231-7398
debbie.boukydis@enbridge.com	bob.rahn@enbridge.com

Enbridge and Sequoia partner to develop wind farms in Manitoba
WINNIPEG, Manitoba, February 21, 2006 — Enbridge Inc. and Sequoia Energy Inc. announced today they will partner to develop wind energy in Manitoba. The companies will participate in the 1,000 megawatts of wind energy development that the Manitoba Government would like to see built in the next few years. The partnership will enable the companies to combine resources in areas such as Killarney to develop more significant projects, and maximize the community, industrial and economic benefits for all involved.
The Government of Manitoba has indicated its interest in developing the wind power industry in Manitoba, and its objective is to maximize the benefits to Manitoba through the development of up to 1,000 megawatts of wind-generated electricity. In order to further this objective, the government has requested Expressions of Interest from parties developing wind power in the province. Enbridge and Sequoia plan to submit their proposal this week.
Enbridge and Sequoia have developed a series of wind power projects to an advanced permitting stage in Manitoba. Jointly the companies have over 240 land agreements with Manitoba landowners in several geographically dispersed rural municipalities that cover over 135,000 acres of land. Enbridge and Sequoia have installed 19 meteorological towers measuring wind and have advanced several transmission interconnection studies with Manitoba Hydro.
“We’re hopeful that the Manitoba government will see the strengths the Enbridge-Sequoia partnership offer and how together we can help Manitoba be a leader in wind and renewable energy in this country,” said Sequoia CEO Ron Diduch.
“This 50-50 partnership makes us both stronger in our mutual goal to be the lead developer of wind energy in this province,” added Sequoia President Bob Spensley.
“Wind power projects reflect Enbridge’s ongoing commitment to sustainable development and an emerging power generation platform,” said Chuck Szmurlo, President of Enbridge Wind Power. “We are excited about expanding our wind power strategy into Manitoba, and believe that working together with Sequoia will increase our probability of success in developing multiple wind power projects across the province.”
“Wind energy development complements Enbridge’s long-standing role as an important corporate citizen in Manitoba,” added Mr. Szmurlo. “Enbridge has operated liquids pipelines in Manitoba for over 50 years and works in several Manitoba communities. We are one of the largest purchasers of electricity in Manitoba, which is used to power our pipelines. We recently contracted with the Ontario government to develop 200 megawatts of wind power in that province, and we also have three wind power investments in Saskatchewan and Alberta.”
Sequoia Energy Inc., headquartered in Winnipeg, is a Canadian renewable energy company and Manitoba’s leading wind developer. Sequoia initiated the first Manitoba wind farm in St. Leon. It is focused on large-scale wind energy projects in western Canada and the U.S.

Midwest. As a pioneer in developing a “community first” approach, Sequoia has been instrumental in demonstrating that wind energy is a safe, reliable, economically sound and environmentally and socially responsible source of energy for North America.
Sequoia’s business model is based on the importance of partnerships and collaboration. This extends the reach of Sequoia’s modest size and enables the company to move quickly with authority. Sequoia prides itself in acting responsibly and collaboratively with key stakeholders. Its corporate goal is to facilitate a smooth introduction of renewable energy into established energy production and transmission networks, bringing new income and economic opportunity to rural areas.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations, a growing involvement in the natural gas transmission and midstream businesses, and a growing involvement in renewable energy development. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services to 1.8 million customers in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,500 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information:

Sequoia	Enbridge
Ron Diduch	Chuck Szmurlo
CEO, Sequoia	President, Enbridge Wind Power
Phone: (204) 927-0290	Phone: (403) 231-3964
Email: rdiduch@sequoia-energy.com www.sequoia-energy.com	Email: charles.szmurlo@enbridge.com www.enbridge.com

Enbridge — Investment Community
Bob Rahn
(403) 231-7398
E-mail: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge to present at Citigroup, FirstEnergy and RBC Investor Conferences
CALGARY, Alberta, February 28, 2006 — Stephen J. J. Letwin, Enbridge Inc. Group Vice President, Gas Strategy & Corporate Development, will be presenting on two panels at the first annual Citigroup Power, Gas and Utilities Conference. The Thursday, March 2 panel on infrastructure growth needs begins at 4 p.m. EST and the Friday, March 3 panel covering the future supply of natural gas begins at 8 a.m. EST. Both panels will be webcast.
Patrick D. Daniel, Enbridge’s President & Chief Executive Officer, will be presenting at the second annual FirstEnergy Canadian Oil Sands Conference in London, England on Monday, March 6, 2006 at 1:35 p.m. GMT (8:35 a.m. EST). Mr. Daniel will also be presenting at an in-conversation panel at the RBC Capital Markets Energy Infrastructure “Movers & Shakers” Conference on Wednesday, March 8, 2006 at 8:55 a.m. EST. Both conferences will be webcast.
To view the live webcast of these presentations, visit the Investor page of the Enbridge website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Kristin Briard
Enbridge Investor Relations
(403) 231-5756
Email: kristin.briard@enbridge.com